

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 17, 2018

Anthony Hayes
Chief Executive Officer
Spherix Incorporated
One Rockefeller Plaza
New York, NY 10020

> **Re: Spherix Incorporated**
> **Registration Statement on Form S-3**
> **Filed January 9, 2018**
> **File No. 333-222488**

Dear Mr. Hayes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Sarah Williams, Esq.
        Ellenoff Grossman & Schole LLP